

Mail Stop 3561

September 15, 2009

Mr. Perry Logan
Chief Executive Officer
Skye International, Inc.
7701 E. Gray Rd, Suite 4
Scottsdale, Arizona 85260

> **RE:** **Skye International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 11, 2009**
> **File No. 0-27549**

Dear Mr. Logan:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant